
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
  ☑   Check box if Amendment is material and investors must reconfirm within five business days.
  Company is increasing the maximum offering amount to $1,070,000, extending the deadline of the offering from August 20, 2021 up to and including October 31, 2021, adding a maximum individual purchase amount of $107,000, attaching the independent accountant's review report of the Company's balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, disclosing the sale and issuance of two Simple Agreements for Future Equity in March 2021 for an aggregate amount of $35,000, disclosing an update with respect to intellectual property rights in patent applications previously identified as being owned by the Company, adding a disclosure for related party transaction, amplifying the risk disclosure with respect to the Company's ownership by Aimkara LLC, and correcting the name of the Company from "Clocr. Inc." to "Clocr, Inc." The Company is also amending its Crowd Safe to correct the name of the Company from "Clocr. Inc." to "Clocr, Inc."
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
Clocr, Inc.

Legal status of Issuer:

  Form:
  Corporation

  Jurisdiction of Incorporation/Organization:
  Delaware

  Date of Organization:
  November 7, 2018

Physical Address of Issuer:
10101 Dianella Lane, Austin, TX, 78759

Website of Issuer:
https://www.clocr.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:

CRD Number of Intermediary:
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:
Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:
25,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):
$1,070,000

Deadline to reach the Target Offering Amount:
October 31, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$4,336	$787
Cash and Cash Equivalents	$4,336	$787
Accounts Receivable	$0	$0
Short-term Debt	$685	$685
Long-term Debt	$0	$0
Revenues/Sales	$1,049	$97
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($2,866)	($1,118)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 17, 2021

EXPLANATORY NOTE

Clocr, Inc. is filing this Form C/A to increase the maximum offering amount to $1,070,000; extend the deadline of the offering from August 20, 2021 up to and including October 31, 2021; add a maximum individual purchase amount of $107,000; attach the independent accountant's review report of the Company's balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended (*see* Exhibit A); disclose the sale and issuance of two Simple Agreements for Future Equity in March 2021 for an aggregate amount of $35,000 (*see "Capitalization, Debt and Ownership"* at 15); disclose an update with respect to intellectual property rights in patent applications previously identified as being owned by the Company (*see "Intellectual Property"* at 11-12); add a disclosure for related party transaction (*see "Transactions With Related Persons And Conflicts Of Interest"* at 20); amplify the risk disclosure with respect to the Company's ownership by Aimkara LLC (*see* "The parent Company could be sold, in which case the Subscribers may not receive any benefit" at 6); and correcting the name of the Company from "Clocr. Inc." to "Clocr, Inc." The Company is also amending its Crowd Safe to correct the name of the Company from "Clocr. Inc." to "Clocr, Inc." The Form C filed by the Company on February 19, 2021, is hereby amended and superseded in all respects by this Form C/A.

CLOCR, INC.



Up to $1,070,000 of Crowd Safe (Simple Agreement for Future Equity)

Clocr, Inc. ("**Clocr,**" the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd Safe (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.clocr.com/.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/clocr

<center>The date of this Form C/A is June 17, 2021.</center>

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Clocr, Inc. is a Delaware corporation incorporated/formed on November 7, 2018

The Company is located at 10101 Dianella Lane, Austin, TX, 78759.

The Company's website is https://www.clocr.com/

The Company conducts business in all 50 United States, Canada, Great Britain, and India.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/clocr and is attached as Exhibit B to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00[**]
Minimum Individual Purchase Amount	$100.00[+]
Maximum Individual Purchase Amount	$107,000
Offering Deadline	October 31, 2021
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 24.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**The Securities are sold in increments as stated above.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020/2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. While the Company has not noticed a significant impact on its business as a result of COVID-19, it is unsure how lockdowns and the continued impact on the economies and markets in which the Company participates will be affected in the coming months and years. COVID-19 or other future pandemics could adversely affect the Company's business.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of Common Stock, of which 6,500,000 shares of common stock are issued and outstanding. We have also issued other securities in the form of Simple Agreements for Future Equity and stock options. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If we fail to enter into a license or assignment agreement for certain intellectual property rights owned by our parent, Aimkara LLC, our business could be materially harmed.

We have no license or ownership interest in or to patent application, METHODS AND SYSTEMS FOR SECURING AND MANAGING DIGITAL CONENT STORED IN DIGITAL LOCKERS, No. 16695182, dated November 26, 2019, filed with the United States Patent and Trademark Office. Although Aimkara LLC intends to either license or assign rights in and to such patent application to the Company, no license or assignment agreement has been executed. Nor have the terms of such license or assignment agreement been finalized, including whether such license would be non-exclusive, royalty-bearing, territorially limited or otherwise restricted or whether the assignment agreement would provide for the payment of any financial consideration or otherwise. The Company may never enter into such license or assignment agreement, or the terms of such license or assignment agreement may be unfavorable to us. If we fail to enter into any license or assignment agreement, our development efforts and our business could fail. Even if we enter into such license or assignment agreement, we are subject to our and Aimkara LLC's compliance with the terms of such agreements. Presently, we and our business plans are dependent on the intellectual property rights in and to such patent application. Any failure by us to satisfy our obligations under any license or assignment agreement with Aimkara LLC, or any other agreement under which we receive a license to intellectual property rights, or any other dispute or other issue relating to such license or assignment agreement, could cause us to lose some or all of our rights to use certain intellectual property that is material to our business and our product candidates, which would materially harm our development efforts and could cause our business to fail.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Apoorva Chintala, our CEO and sole director. The Company has or intends to enter into employment agreements with Apoorva Chintala, however there can be no assurance that it will do so or that Apoorva will continue to be employed by the Company for a particular period of time. The loss of Apoorva Chintala, or any future member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect

these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The parent Company could be sold, in which case the Subscribers may not receive any benefit.

The Company is wholly owned by its parent company, Aimkara LLC, a Texas limited liability company. The members of Aimkara LLC are listed herein and any or all of them could sell their respective membership interests in Aimkara LLC. If such an event occurred, such sale would not trigger a conversion of the Securities and would not qualify as a "Liquidity Event." The Purchasers may never benefit from the Company being sold at a parent level or from a sale of the membership interests or assets of Aimkara LLC. Thus, the Purchasers' rights and value of their investment in the Company may be significantly and adversely affected. As of the date hereof, Aimkara LLC has not received any offers to purchase its membership interests, nor has it solicitated any offers to buy, nor does it, or any of its members, have any intention to liquidate its, or their respective, holdings or assets.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
Clocr provides an all-in-one legacy planning platform with three product lines: self-service will tool for digital assets, digital vault to store and share information, and a time-vault feature. Clocr eliminates wasting of valuable time and money tracking online accounts, ensures privacy laws are not breached by sharing your online passwords and provides a cost efficient alternative to traditional wills that are expensive to update as your digital assets change. You can set up your estate plan for digital assets in just 3 clicks. We also offer a patent-pending digital vault to consolidate all your important documents and information and share them with your guardians. Our unique digital time capsule feature allows you to pass on your memories, messages, and values to your friends and family. Our vision is to make Clocr a one-stop shop for families to use and pass on their legacy easily and securely.

Business Plan
The Company sells its products as monthly, annual, and 4 year subscriptions at various prices. Additionally, the Company charges hourly for additional work. The Company primary target market is consumers, ages 25-65.

The Company's Products and/or Services

Product / Service	Description	Current Market
Digital Estate	Easily create a digital asset access authorization form for your digital assets and assign beneficiaries.	Direct to consumer: ages 25-65.
Digital Vault	Securely and efficiently organize, manage, and share your most important documents with family, friends, or business partners.	Direct to consumer: ages 25-65.
Time Capsule	Pass on your stories, memories, and values to your loved ones.	Direct to consumer: ages 25-65.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Two main players in this space are Lifesite and Everplans. They own a small portion of the addressable market. However, Clocr offers many more unique features and a patent pending security platform.

Customer Base

We sell our services direct-to-consumer and through Business to business to consumer. We are targeting customers between the ages of 25-65.

Supply Chain

We do not sell physical goods, but do depend on various hardware and cloud software providers. We obtain our resources from multiple sources, none of which we are dependent upon.

Intellectual Property

The Company has significant intellectual property in the form of source code and trade secrets. In addition, the Company has several unpublished patents pending as follows:

Application Number	Title	Application Date	Country
20190147554A1*	Methods and systems for digital asset management	November 10, 2017	United States
16695182**	Methods and systems for securing and managing digital content stored in digital lockers	November 26, 2019	United States
16898298*	Methods and systems for establishing estate plans for online accounts and messages stored in digital lockers.	June 10, 2020	United States

*The Company entered into a Patent Assignment Agreement, effective as of January 1, 2021, with our Chief Executive Officer and Director, Apoorva Chintala as the Inventor and initial applicant of the patent, under which Ms. Chintala assigned all right, title and interest, therein and thereto. The Company intends to file the appropriate documents with the United States Patent and Trademark Office to reflect such assignment.

**Patent application identifies Chief Executive Officer and Director, Apoorva Chintala as the Inventor and Applicant, who then assigned all rights thereunder to Aimkara LLC, which intends to assign, or grant a license, to the Company upon issuance of the patent.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	6%	$1,500	6%	$64,200
Sales	25%	$6,250	25%	$267,500
Marketing	25%	$6,250	25%	$267,500
Product Development	25%	$6,250	25%	$267,500
Certifications	4%	$1,000	4%	$42,800
Legal Fees and Other Administrative Costs	15%	$3,750	15%	$160,500
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Sales
The allocated amount will be used to expand our sales team by 1-3 full or part-time staff, depending on the amount raised.

Marketing
The allocated amount will be used to increase our digital marketing efforts and expand our marketing team by 1-2 full or part time staff, depending on the amount raised.

Product Development
The allocated amount will be used to expand our development team by 1-2 full or part time staff, depending on the amount raised, and continue improving our platform.

Certifications
The allocated amount will be used to go through the certification process for security and other categories.

Legal Fees and Other Administrative Costs
The allocated amount will be used to fund securing our intellectual property (patents, trademarks, etc.).

DIRECTORS, OFFICERS MANAGERS, AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Apoorva Chintala	CEO & Sole Director	Clocr - CEO, Mar 2017 - Present.	The University of Texas at Austin, Bachelor's degree in Economics (expected 2022).
Sreekanth Chintala	Chief Technology Advisor (CTA)	Clocr - CTA, Mar 2017 - Present. Oracle - Director, Cloud Architect (various other positions), Oct 2013 - Present.	West Virginia University, MS, Industrial & Manufacturing Engineering (1994). National Institute of Technology, M.Tech, Industrial Engineering (1992). Jawaharlal Nehru Technological University, B.Tech, Mechanical Engineering (1990).

Apoorva Chintala
As a co-founder of Clocr, our mission is to people with the peace of mind that their families and their digital assets will be protected. This summer, Apoorva is exploring economics through an internship as a Research and Statistics Intern at the Federal Reserve Bank of New York. She is a student at the University of Texas at Austin working towards degrees in Management Information Systems, Plan II Honors, and economics.

Sreekanth Chintala
I have a distinguished 22-year career strategizing, architecting, and aligning enterprise-wide systems, databases, infrastructure, products, and frameworks with evolving business and organizational goals. My career includes high-profile IT leadership roles at Oracle, Dell and Halliburton where I designed and deployed enterprise architecture solutions that delivered millions in annual savings. I am particularly strong in evaluating technology landscapes and limitations, defining the vision, developing integrated business and technology strategies, and guiding the adoption of processes, models, standards, and technologies that have reduced costs, improved business agility, and enabled continued growth. Recognized for building synergy and consensus between business, leadership, teams, and partners to drive change, increase efficiency, and meet strategic objectives.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no full-time employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 6,500,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,500,000
Par Value Per Share	0.00001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	84.77%

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Stock Options
Amount Outstanding	838,000
Voting Rights	None until exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional options, which may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.93%

Type	Simple Agreement for Future Equity
Face Value	$355,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion the SAFEs will convert and dilute the Securities. The Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.30%*
Other Material Rights	The SAFEs are "post-money" SAFEs, which means these SAFE holders will not be diluted based on the sale of additional SAFEs or other convertible securities, including the Securities.

*The percentage is calculated using a converted basis of the currently outstanding shares and options, on an as exercised basis and is based upon the valuation cap of each SAFE. The actual conversion amounts and percentage interests may vary based on future events.

Outstanding Debt

The Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Aimkara LLC	6,500,000/Common Stock	100%
Sreekanth Chintala	(Ownership in Aimkara LLC)/Aimkara LLC Interests	25%
Apoorva Chintala	(Ownership in Aimkara LLC)/Aimkara LLC Interests	25%
Nandini Chintala	(Ownership in Aimkara LLC)/Aimkara LLC Interests	25%
Anisha Chintala	(Ownership in Aimkara LLC)/Aimkara LLC Interests	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on November 7, 2018 under the laws of the State of Delaware and is headquartered at 10101 Dianella Lane, Austin, TX, 78759. Clocr provides an all-in-one legacy planning platform with three product lines: self-service will tool for digital assets, digital vault to store and share information, and a time-vault feature. Clocr eliminates wasting of valuable time and money tracking online accounts, ensures privacy laws are not breached by sharing your online passwords and provides a cost efficient alternative to traditional wills that are expensive to update as your digital assets change. You can set up your estate plan for digital assets in just 3 clicks. We also offer a patent-pending digital vault to consolidate all your important documents and information and share them with your guardians. Our unique digital time capsule feature allows you to pass on your memories, messages, and values to your friends and family. Our vision is to make Clocr a one-stop shop for families to use and pass on their legacy easily and securely.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of May 31, 2021 the Company had an aggregate of $164,480.30 in cash and cash equivalents, leaving the Company with approximately 10 months of runway. If the Company receives the $185,000 outstanding under previously issued SAFEs (*see Capitalization, Debt and Ownership*, on page 15), which the purchasers thereof have not yet provided to the Company, the Company will have approximately 18 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering, except the Company expects to receive $185,000 under previously issued SAFEs (*see Capitalization, Debt and Ownership*, on page 15), which the purchasers thereof have not yet provided to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$30	3,000,000	Working Capital	11/7/18	Section 4(a)(2)
Common Stock	$35	3,500,000	Working Capital	5/2/19	Section 4(a)(2)
Stock Options	$0	64,000	N/A	10/26/20	Section 4(a)(2)
Stock Options	$0	60,000	N/A	10/26/20	Section 4(a)(2)
Stock Options	$0	80,000	N/A	9/1/20	Section 4(a)(2)
Stock Options	$0	130,000	N/A	10/19/20	Section 4(a)(2)
Stock Options	$0	36,000	N/A	1/13/20	Section 4(a)(2)
Stock Options	$0	100,000	N/A	1/6/19	Section 4(a)(2)
Stock Options	$0	64,000	N/A	10/1/20	Section 4(a)(2)
Stock Options	$0	20,000	N/A	4/1/19	Section 4(a)(2)
Stock Options	$0	30,000	N/A	1/15/19	Section 4(a)(2)
Stock Options	$0	30,000	N/A	1/15/20	Section 4(a)(2)
Stock Options	$0	10,000	N/A	6/1/20	Section 4(a)(2)
Stock Options	$0	26,000	N/A	5/6/19	Section 4(a)(2)
Stock Options	$0	16,000	N/A	10/1/20	Section 4(a)(2)
Stock Options	$0	10,000	N/A	1/6/21	Section 4(a)(2)
Stock Options	$0	80,000	N/A	5/1/20	Section 4(a)(2)
Stock Options	$0	20,000	N/A	2/7/21	Section 4(a)(2)
Stock Options	$0	20,000	N/A	2/7/21	Section 4(a)(2)
Stock Options	$0	100,000	N/A	7/1/20	Section 4(a)(2)
Stock Options	$0	65,000	N/A	6/16/20	Section 4(a)(2)
Stock Options	$0	36,000	N/A	6/22/20	Section 4(a)(2)

Stock Options	$0	40,000	N/A	6/15/20	Section 4(a)(2)
Stock Options	$0	5,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	2,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	10,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	5,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	2,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	2,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	40,000	N/A	4/27/20	Section 4(a)(2)
Stock Options	$0	20,000	N/A	3/1/19	Section 4(a)(2)
Stock Options	$0	24,000	N/A	2/16/19	Section 4(a)(2)
Stock Options	$0	40,000	N/A	1/6/20	Section 4(a)(2)
SAFE	$50,000	1 SAFE	Working Capital; Product Development	1/21/21	Rule 506(b)
SAFE	$50,000	1 SAFE	Working Capital; Product Development	1/17/21	Rule 506(b)
SAFE	$50,000	1 SAFE	Working Capital; Product Development	1/15/21	Rule 506(b)
SAFE	$25,000	1 SAFE	Working Capital; Product Development	1/28/21	Rule 506(b)
SAFE	$10,000	1 SAFE	Working Capital; Product Development	1/28/21	Rule 506(b)
SAFE	$10,000	1 SAFE	Working Capital; Product Development	1/28/21	Rule 506(b)
SAFE	$10,000	1 SAFE	Working Capital; Product Development	1/28/21	Rule 506(b)
SAFE	$10,000	1 SAFE	Working Capital; Product Development	1/28/21	Rule 506(b)
SAFE	$10,000	1 SAFE	Working Capital; Product Development	1/26/21	Rule 506(b)
SAFE	$15,000	1 SAFE	Working Capital; Product Development	1/29/21	Rule 506(b)
SAFE	$10,000	1 SAFE	Working Capital; Product Development	2/6/21	Rule 506(b)
SAFE	$10,000	1 SAFE	Working Capital; Product Development	2/3/21	Rule 506(b)
SAFE	$25,000	1 SAFE	Working Capital; Product Development	2/1/21	Rule 506(b)
SAFE	$25,000	1 SAFE	Working Capital; Product Development	2/1/21	Rule 506(b)
SAFE	$10,000	1 SAFE	Working Capital; Product Development	1/28/21	Rule 506(b)
SAFE	$35,000	2 SAFEs	Working Capital; Product Development	3/5/21	Rule 506(b)

See the section titled "Capitalization and Ownership" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Company sold and issued 3,000,000 shares of common stock to Aimkara LLC on November 7, 2018 for an aggregate purchase price of $30.00, and 3,500,000 shares of common stock to Aimkara LLC on May 2, 2019 for an aggregate purchase price of $35.00. Apoorva Chintala and Sreekanth Chintala are members and beneficial owners of 25% of the membership interests of Aimkara LLC, which is a member-manage limited liability company. Ms. Chintala, in her capacity as a director of the Company, approved such sale and issuance to Aimkara LLC and believed such sale and issuance was in the best interest of the Company and its sole stockholder. The Company entered into a Patent Assignment Agreement dated as of January 1, 2021, with Apoorva Chintala, our Chief Executive Officer and sole director, under which Ms. Chintala transferred and assigned her right, title and interest in and to certain patent applications, 20190147554A1 and 16898298 (*see Intellectual Property* at p. 12), and the Company has no obligation to provide, nor did it provide, any remuneration to Ms. Cintala for such assignment or thereafter. Ms. Cintala has no direct interest in such patent applications after the assignment, other than her indirect interest in the Company arising from her membership interest in Aimkara LLC, the parent of the Company.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of the Target Offering Amount and up to a maximum amount of the Maximum Offering Amount of the Securities on a best efforts basis as described in this Form C/A. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. <u>**Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**</u>

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $100,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Apoorva Chintala _Apoorva Chintala_
_____
(Signature)

Apoorva Chintala
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Apoorva Chintala _Apoorva Chintala_
_____
(Signature)

Apoorva Chintala
_____
(Name)

CEO, Director
_____
(Title)

June 17, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

CLOCR, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Clocr, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Clocr, Inc., which comprise the
balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of
equity and statements of cash flows for the years then ended, and the related notes to the financial
statements. A review includes primarily applying analytical procedures to management's financial data
and making inquiries of company management. A review is substantially less in scope than an audit, the
objective of which is the expression of an opinion regarding the financial statements taken as a whole.
Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in
accordance with accounting principles generally accepted in the United States of America; this includes the
design, implementation, and maintenance of internal control relevant to the preparation and fair
presentation of the financial statements that are free from material misstatement whether due to fraud or
error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for
Accounting and Review Services promulgated by the Accounting and Review Services Committee of the
AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for
reporting whether we are aware of any material modifications that should be made to the financial
statements for them to be in accordance with accounting principles generally accepted in the United States
of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the
accompanying financial statements in order for them to be in conformity with accounting principles
generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
April 30, 2021

CLOCR, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 4,336	$ 787
TOTAL CURRENT ASSETS	4,336	787
TOTAL ASSETS	$ 4,336	$ 787

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Advances from related parties	$ 685	$ 685
TOTAL CURRENT LIABILITIES	685	685
TOTAL LONG-TERM LIABILITIES	-	-
TOTAL LIABILITIES	685	685
SHAREHOLDERS' EQUITY		
Common stock, see note 4	65	65
Additional paid-in capital	7,570	1,155
Retained earnings	(3,984)	(1,118)
TOTAL SHAREHOLDERS' EQUITY	3,651	102
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,336	$ 787

See independent accountant's review report and accompanying notes to financial statements.

CLOCR, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 1,049	$ 97
COST OF GOODS SOLD	-	-
GROSS PROFIT	1,049	97
OPERATING EXPENSES		
General and administrative	-	60
Stock compensation expense	6,415	1,155
TOTAL OPERATING EXPENSES	6,415	1,215
NET OPERATING INCOME	(5,366)	(1,118)
OTHER INCOME		
Grant income	2,500	-
TOTAL OTHER INCOME	2,500	-
NET LOSS	$ (2,866)	$ (1,118)

See independent accountant's review report and accompanying notes to financial statements.

CLOCR, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

| | Voting Common Stock | | Additional | Subscriptions | Retained Earnings | |
	Shares	Amount	Paid-in Capital	Receivable	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2019	3,000,000	$ 30	-	(30)	$ -	$ -
Issuance/payments of common stock	3,500,000	35	-	30		65
Stock options issued			1,155			1,155
Net loss	-	-	-	-	(1,118)	(1,118)
ENDING BALANCE, DECEMBER 31, 2019	6,500,000	$ 65	1,155	$ -	$ (1,118)	$ 102
Stock options issued	-	-	6,415	-		6,415
Net loss	-	-	-	-	(2,866)	(2,866)
ENDING BALANCE, DECEMBER 31, 2020	6,500,000	$ 65	$ 7,570	$ -	$ (3,984)	$ 3,651

CLOCR, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,866)	$ (1,118)
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock options issued	6,415	1,155
CASH PROVIDED BY OPERATING ACTIVITIES	3,549	37
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of advances from related parties	-	685
Issuance of common stock	-	65
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	-	750
NET INCREASE IN CASH	3,549	787
CASH AT BEGINNING OF YEAR	787	-
CASH AT END OF YEAR	$ 4,336	$ 787
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

   The Company
   Clocr, Inc. (the "Company") was incorporated in the State of Delaware on November 7, 2018. The Company provides an estate planning tool for online accounts. The Company's headquarters are in Austin, Texas. The Company began operations in 2019.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020 and 2019, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

   Income Taxes
   The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Texas.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. **Summary of Significant Accounting Policies (continued)**

    Revenue Recognition
    The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling use of their estate planning tool on a subscription basis. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019 the Company recognized $1,049 and $97 in revenue, respectively.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

    New Accounting Pronouncements
    From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

    In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

    In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Advances from Related Parties**

From time-to-time the Company takes advances from the majority shareholder. As of December 31, 2020 and 2019, the balance of the advances from related parties was $685. These advances have no interest rate or specified maturity date.

See independent accountant's review report.

4.   <u>**Equity**</u>

Voting Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 6,500,000 shares, at $0.00001 par value per share. As of December 31, 2020, and 2019, 6,500,000 shares have been issued and are outstanding.

Non-Voting Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 3,500,000 shares, at $0.00001 par value per share. As of December 31, 2020, and 2019, no shares have been issued and are outstanding.

Share-Based Compensation
The Company issues options to purchase non-voting common stock to advisors and service providers. The Company believes that such awards will help the Company encourage and reward contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. For years ending December 31, 2020 and 2019 the Company issued options to purchase 1,240,000 and 264,000 shares of non-voting common stock, respectively, with an exercise price of $0.01. The options typically vest over a period of four years. As of December 31, 2020 and 2019, 103,500 and 74,000 options had vested, respectively. Additionally, during the years ending December 31, 2020 and 2019, a total of 452,000 and 33,000, stock options were cancelled, respectively. The Company has recorded stock compensation expenses of $6,415 and $1,155 during the years ending December 31, 2020 and 2019, respectively.

5.   <u>**Subsequent Events**</u>

Issuance of Share-Based Compensation
In January 2021, the Company issued options to purchase 74,000 shares of non-voting common stock for an exercise price of $0.01 per share. The options vest over a period of four years.

Issuance of SAFEs
The Company issued SAFEs totaling $50,000 in January 2021. The SAFEs are automatically convertible into preferred stock on the completion of a transaction with the principal purpose of raising capital in which the Company issues and sells preferred stock at a fixed valuation ("Equity Financing"). The conversion price is the lesser of 80% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of a post-money valuation of $7,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an Equity Financing assuming full conversion or exercise of outstanding stock options, all unissued options in an option pool, except an increase to an option pool, and all converting securities.

Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

See independent accountant's review report.

5.   **Subsequent Events (continued)**

Management's Evaluation
Management has evaluated subsequent events through April 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name

Clocr



Logo

Headline

Revolutionizing the $300B digital legacy industry with our all-in-one platform



Hero Image

CLOCR
Digital Estate
Time Capsule
Funeral
Legal Forms

Tags

Fintech, Immigrant Founders, Female Founders, SAAS, Legal tech

Pitch text

Summary

- All-in-one digital legacy planning platform
- $3B ARR potential
- Minority and women-owned
- Featured in Forbes, Entrepreneur, Techconnect, and more
- Dedicated team with experience at Fortune 100 and 500 tech companies

Problem

There is no easy and affordable way to legally pass on your online accounts and digital assets



YAHOO!
Hilton
HYATT
Aetna
Cigna
Allstate
WELLS FARGO

Studies show that "in the U.S., there are an average of **130 accounts** assigned to a single email address"

- Digital Guardian

Digital assets are anything people own online: email, social media, cloud storage, crypto-currency, e-commerce, music, video, rewards points, and more



Two major challenges when dealing with digital assets

1. You need to pass on your digital assets just like you would pass on your physical assets
2. There is no easy way to store and manage important information about your assets and manage your beneficiaries

Traditional wills offer a boilerplate statement regarding digital assets. Service providers (i.e. Google, Facebook, Paypal, etc.) may want more specifics according to a set of laws called RUFADAA (Revised Uniform Fiduciary Access to Digital Assets Act), which is adopted by 46 states and counting.

Why do you need a RUFADAA-compliant will for your online accounts?

Why should you **pass on** your digital assets?

Identity Theft	**Breaking the Law**
2.5M identities of deceased individuals are stolen every year	Sharing passwords may be a violation of privacy laws

Traditional Will isn't practical	**Devastating Impact**
It's tedious, expensive, and time consuming to use a traditional will to pass on digital assets	Your family may struggle to access all your digital assets

By sharing passwords, you may be violating privacy laws.

You may think that it is easy to simply hand off your spreadsheet full of your passwords, but sharing passwords may be in violation of privacy laws. Even if you use a password manager that may allow emergency access to your account to your designated heirs, you still need a will to make this assignment "legal".

Not being prepared can have a devastating impact on your family.

There is currently no easy way to consolidate and store your important information, assign your beneficiaries, manage who has assigned you to be their beneficiary, and stay connected with loved ones.

Solution

Clocr is your easy-to-use, affordable, and secure digital legacy planning solution



All-in-one
digital legacy planning
platform

With Clocr, you can easily create a will for your online accounts, manage your beneficiaries, and stay connected with your loved ones.

Easy to use, effortless, and affordable

Clocr's TurboTax style onboarding process walks you through our services and helps you create your digital estate. In just a few clicks, we set up your accounts and get you ready to assign your beneficiaries.

Patent-pending security*

*For two patents, the Company entered into a Patent Assignment Agreement, effective as of January 1, 2021, with our Chief Executive Officer and Director, Apoorva Chintala as the Inventor and initial applicant of the patent, under which Ms. Chintala assigned all right, title and interest, therein and thereto. The Company intends to file the appropriate documents with the United States Patent and Trademark Office to reflect such assignment. For the third patent, the patent application identifies Chief Executive Officer and Director, Apoorva Chintala as the Inventor and Applicant, who then assigned all rights thereunder to Aimkara LLC, which intends to assign, or grant a license, to the Company upon issuance of the patent. See the Form C for more information.

Legally-compliant

RUFADAA is a set of digital estate laws which outlines the rules and regulations on how to legally pass on your digital assets, and Clocr's solution is built on RUFADAA guidelines.



Your beneficiaries and you as a beneficiary

Clocr's beneficiary dashboard offers a clear view of all the people who are counting on you to be their beneficiaries, enabling you to fulfill your responsibilities.



All-in-one platform

Clocr allows you to take care of your digital legacy needs on a single platform. With Clocr, you can organize and store your online accounts and assign beneficiaries for each one. You can also store any important documents like your will, medical proxy, trust, etc. and assign your beneficiaries for each.



Stay connected with your family

Our patent-pending time capsule allows you to pass on your stories, messaging, and values to your loved ones. Time your written, audio, or video messages to be received by your loved ones on special occasions or after you pass.



Built by a family, for your family

Clocr is run by a father-daughter team that keeps your family in mind. Eliminating your family's pain and frustration if something were to happen to you is our mission, and we built our platform to make it easy for you to do just that.



Product

Clocr is your one-stop shop for all your digital legacy planning needs


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DIGITAL ESTATE



Organize your online accounts. Assign your heirs and pass on your digital estate to your heirs the legal way.

TIME CAPSULE



Share your stories, values, memories, legacy and life lessons with your loved ones and future generations

DIGITAL VAULT



Efficiently organize, manage, and share your most important documents with family, friends, business partners.

PASSWORD VAULT



Keep your passwords safe with our digital shredder, assembling them only when you need it

COMING SOON

LEGAL FORMS



Convenient online will and medical power of attorney static forms

LAST WISHES



Take the burden off your loved ones and outline your last wishes

COMING SOON

- Easy-to-use, TurboTax-style onboarding process enables you to set up your online account portfolio and beneficiaries in minutes

- Your beneficiaries (family, friends, business partners, etc.) can have legal access to your digital property

- A personal, digital safety deposit box for important documents with patent-pending security

- Keep track of who designated you as their beneficiary. Never lose sight of your responsibilities

- Automatic notifications and alerts

Step 1

Customize your portfolio. We create your most used online accounts based on your selections





Step 2

Set up your beneficiaries

Step 3

Complete your digital estate plan



Traction

Media mentions and validation from Forbes, SXSW, SoGal, Meet the Drapers, and more

Since our launch in September 2020, Clocr has been making waves in the industry. We've been featured in and honored by publications such as Forbes, Entrepreneur, and techconnect.



In 2020, Clocr won and placed at 8 pitch competitions and raised over $15,000 in non-dilutive funding.

Clocr has additionally caught the eye of Silicon Valley billionaire titan, Tim Draper, a member of the legendary Draper family, and a major investor in numerous disruptive technologies and companies such as Twitter, Robinhood, and Skype.

Clocr is proud to be featured in Season 4 of Meet the Drapers, hosted by members of the Draper family.

Customers

We enable you to protect and pass on your digital legacy

Clocr has partnered with organizations such as the Female Advisor Network and Global Women for Wellbeing to offer services to their members. We are also in conversations with several law firms and financial planners to offer our services to their clients.

 

We are offering our services directly to families or through their financial planners and estate lawyers.

Clocr has received tremendous positive responses from financial planners and estate lawyers. We plan to expand to senior living, employee benefits, pre-paid legal services, etc.

Check out a few of our Trustpilot reviews below:

Jon Warner
✎ 1 review   ⊙ US

 ✔ Invited   Jun 14, 2020

Clocr is an invaluable system and can...

Clocr is an invaluable system and can save people considerable time and effort.

Yuriy Dobrianskiy
✎ 1 review   ⊙ UA

   Aug 31, 2020

Clocr is a step into the future.

Over the course of your life, you collect a bunch of assets that can be lost... and when you really need them, it could be an unexpected surprise for you and a long process of restoring.

CLOCR is an innovative digital asset storage solution. With this service, people can store and manage all their important information on a secure platform with access when they need it, and from anywhere.

Great deal!



Clocr is an invaluable system and can...
Clocr is an invaluable system and can save people
effort.
Jun 17, 2020
Clocr is a step into the future.
Invited
Save your personal data in secure place
I like the idea of saving important data in one place so that it could
easy to manage.
This website helps to facilitate and simplify the bureaucracy and p
for people who lost their important documents, saving time and m
Solving the digital asset transfer problem
valuated Clocr platform for electronic assets legacy and
anning purposes
ated Clocr platform for secure document storage and transmittal
eatures. Also like the Estate Planning Feature and the future
Jun 25, 2020
Invited
Truly a helpful site!
Amazing!
One of the best platforms out there for storing important
and I have passed it on to my senior residents. I highly recommend
Clocr...safe, secure and user-friendly.
Clocr is the future of data storage
Clocr is the future of data storage. No more renting bank boxes
Estate planning for digital assets
Never knew before about digital assets estate planning. Thank
I have used this platform and like it a...
I have used this platform and like it a lot! Seamless integratic

Business Model

We offer freemium and paid subscriptions and custom pricing for businesses

Direct to Consumer (B2C)



90-day Free Trial	Monthly pricing	Yearly pricing	5-year pricing	Lifetime pricing
$0	$9.99 per month	$99 per year	$299 per 5 year period	$600 one-time fee

These are list prices, and we plan to offer heavy discounts during the first year to encourage adoption

Business to Business (B2B)

Clocr offers custom pricing based on businesses' needs to ensure clients are not locked into a fixed-price model. We provide value-added services and increase customer engagement with channel partners.

Financial planners	Employee benefits
Estate lawyers	Pre-paid legal services
Insurance agents	Senior living

There are the industries we have received the most interest from, and we plan to expand to additional industries in the future

We estimate every customer will add around 3 beneficiaries to their portfolio, creating a natural fly-wheel of virality.

Market

A $300B opportunity

There are 3.2B upper-middle class consumers around the world. **Even at a $100 lifetime subscription fee**, this makes the digital legacy planning industry more than a $300B opportunity.

What do we know about this market:

- Digital dependency is on the rise, and COVID-19 has further accelerated the adoption

- Accelerated digital adoption poses a major challenge to digital estate planning, because people own several dozens of online accounts and many digital assets.

- The pandemic has shown us how disaster and tragedy can strike at any time, so it has become all the more critical for families to begin thinking about how to protect and pass on their legacy for future generations and creating a legacy plan for digital assets

Surge in estate planning

Awareness of estate planning has never been higher. COVID-19 has created an urgency for estate planning and an appetite to plan ahead. More people than ever are aware of the uncertainty of life and are preparing for the worse case scenario.



INVEST IN YOU: READY. SET. GROW.
Americans rush to make online wills in the face of the coronavirus pandemic
PUBLISHED WED, MAR 25 2020·9:14 AM EDT | UPDATED WED, MAR 25 2020·11:32 AM EDT
Bryan Borzykowski
With COVID-19 impacting more and more Americans, individuals across the country are scrambling to set up wills and end-of-life directives.
Boston-based Gentreo has seen a 143% week-over-week increase in people filling out wills
While Trust & Will has seen a 50% uptick in users.
Coronavirus leads to surge in wills: 'Everyone is thinking about their mortality'
"Everyone is saying, I should probably get a will done just in case."
By Catherine Thorbecke
April 2, 2020, 4:10 AM • 11 min read
Ann-Margaret Carozza, an estate planning and
COVID Economy
April 15, 2020 by William Skelton
Americans of All Ages are Creating Their Wills
Beyond the creation of a will, many people are increasingly concerned about their powers of attorneys, health care surrogates, living wills, and end of life directives. These "life documents," as they are active while you are alive, are equally as important as your will. Named executors, successors, beneficiaries, and agents under power of attorneys should have several back-up representatives as the mortality rate due to the coronavirus remains unknown.

Competition

An all-inclusive solution

There are a few solutions in the market that offer one or two capabilities. However, our solution offers all-inclusive legacy planning features, patent-pending security, and a simple user interface. We offer many important features on a single platform to make it easy for you to protect your family in the long run.



Patent-pending security

Our security system is more secure than standard level encryption. Our digital shredder only pieces together your information when you want it to.



All-in-one platform

We offer one platform that offers ease of access to important information and use many services under one roof.



Beneficiary management

Keep track of all your beneficiaries and what part of your estate you want them to receive or have control over. Keep track of who all have assigned you to be their beneficiary



Granular access control

You have full control over who has access to your information, when they can have it, and what they have access to.



3-step onboarding

Our simple 3 step onboarding process collects your preferences and relevant information about you and automatically creates over __ online accounts for your estate plan.

Competitive landscape

Features	Clocr	Online legal services	Cloud storage companies	Digital legacy	Legacy plan	Password vault
Will for online accounts	✓	✗	✗	⊘	✗	✗
RUFADAA-compliant	✓	✗	✗	⊘	✗	✗
Beneficiaries	✓	✗	✗	✓	✓	⊘
Patents on security	✓	✗	✗	✗	✗	✓
Secure File Storage	✓	⊘	✓	⊘	⊘	✓
Beneficiary dashboard	✓	✗	✗	✗	✗	✗
Time capsule	✓	✗	✗	✗	✗	✗
Legal Forms	✓	✓	✗	✗	✗	✗

Vision

Providing peace of mind

Our focus is providing the premier, all-in-one life planning solution and eliminating the need for multiple services. Until 2021, Clocr has been bootstrapped, and we built and released our 2.0 commercially-viable product. Our roadmap includes adding new service lines that will enhance our product offering, going through security certification, and growing our team.

Your investment will help us help families around the world

Our vision is to continue building our platform and utilize new technologies that ease the process of digital legacy planning.

We are just getting started in modernizing this age-old industry, and we invite you to join us on our mission to protect families world-wide.

Investors

Clocr has raised over $300k from private investors in 2021

This past year has been tremendous for us. We bootstrapped the company until last year, and released Clocr 2.0 in September 2020, pivoting from our digital vault service to an end-to-end digital legacy platform. Since this pivot, we've received amazing validation through pitch competitions, and have also garnered interest from angel investors and VCs.

We raised a seed round to support our platform development and geographic expansion. Our upcoming plans include expanding our sales and marketing teams, increasing outreach to channel partners, building our brand on social media, and launching our services in the UK, Canada, and India.

Meet Shawn Carpenter, one of Clocr's seed investors

"I came aboard as an investor after meeting and speaking with Clocr's CTO and Co-Founder, Sree, and Clocr's CEO and other Co-Founder, Apoorva. I was impressed with the product, the market opportunity, and the tough estate planning issues that Clocr so elegantly solves."

- Shawn Carpenter, Clocr investor

Shawn Carpenter is a seasoned and successful early-stage technology investor with **30+ successful placements, 7 exits, and zero failures thus far.**



Shawn has more than two decades of experience in the cybersecurity field and was a key early employee at multiple successful cybersecurity startups, including NetWitness (Principal Forensics Analyst, acquired by **EMC/RSA**), iSIGHT Partners (Chief Technical Analyst & CISO - acquired by **FireEye**), Invotas (Chief Strategy Officer, acquired by **FireEye**) and White Ops (Principal Threat Intelligence Analyst - acquired by **Goldman Sachs**). **Additionally, Mr. Carpenter is a seasoned and successful early-stage technology investor, with 30+ successful placements, 7 exits, and zero failures thus far.** Shawn is a veteran of the U.S. Navy and served as a qualified nuclear operator, chemist, and instructor.

Founders

A family-centric solution run by a family team that has your best interests at heart

Clocr was founded by a father-daughter team, Sree and Apoorva. The idea for Clocr was born after the death of Apoorva's grandfather. As the eldest son, Sree was tasked with handling the estate.



Apoorva and her grandfather, the inspiration and motivation behind Clocr and its mission to provide peace of mind to families world-wide.

This wasn't easy, considering the emotional burden a death in the family can have and how disorganized all the paperwork was. Apoorva and Sree started Clocr to help families prepare in advance for such events and avoid the pain and frustration that they experienced.

> "Clocr's platform is designed to keep people connected in unique ways, especially with our Time Capsule. Getting a last message or hearing his voice for the last time is **priceless**."
>
> *- Apoorva Chintala, Co-Founder*

A few words from the founders

"I came to the US to give my kids a better life and more opportunities than I had. In the past, I didn't take many risks to support my family. **But building Clocr with and for my family drives me every day**."

- Sree Chintala



"For the past year, I've been working on Clocr full-time while managing a full course load at school. I probably spend about 12 hours a day on Clocr, and **it is definitely my #1 priority and what I care about the most**."

- Apoorva Chintala



Apoorva Chintala, Co-Founder
Chief Executive Officer & President

University student with a mission of using her platform to do good and empower others

- BBA in Management Information Systems, BA in Plan II Honors, BA in Economics - McCombs, University of Texas at Austin
- Provides a fresh point of view to unique ways of marketing, outreach, and building an intentional solution to problems
- Experience leading big teams and and innovating old processes



Sree Chintala, Co-Founder
Chief Technology Advisor

Experienced tech titan with an award-winning career with a passion for using technology to innovate age-old problems

- 25+ years of experience at Fortune 100 and 500 companies including T-Mobile, Oracle, Dell, Halliburton, and more
- 15+ years of experience in startup product development
- Winner of multiple industry awards, including national Oracle Excellence Award for IT innovation and leadership

Team

	Apoorva Chintala	CEO, Co-Founder	1/2 of the leading force behind Clocr and a student at the University of Texas at Austin
	Sree Chintala	Chief Technology Advisor, Co-founder	Serial entrepreneur with 25+ years of award-winning career and an undying passion for innovation.
	Rob Schultz	Advisor (Financial planning)	

	Fara Gold	Advisor (Senior living)
	Natalie Markoff	Business Development
	Thomas Barber	Advisor (Financial planning)
	Fern Pessin	Advisor (Senior living)
	Ari Brojde	Advisor (Estate law)
	Len Crosson	Business Development
	Rajiv Nekkanti	Chief Architect
	Praveen Chakka	Senior Developer
	Ajay G.	Developer
	Mark Schoen	Business Development
	Bryan Oldham	Marketing
	Jeffrey Robinson	Business Development

Perks

$150	50% off 1 year subscription Personal mention on social media or website
$300	Free 1 year subscription Personal mention on social media or website
$1,200	Clocr merch Free 1 year subscription or 75% off lifetime subscription Personal mention on social media or website
$5,000	Premium investor merch 1 free lifetime subscription Personalized note or video message from founders Personal mention on social media or website
$10,000	Invite to investor-only updates Premium investor merch Free lifetime subscriptions (up to 5) Personalized note or video message from founders Personal mention on social media or website
$25,000	1 night stay + dinner with founders in Austin, TX Invite to investor-only updates Premium investor merch Free lifetime subscriptions (up to 5) Personalized note or video message from founders Personal mention on social media or website

FAQ

My passwords and other email accounts are backed up on my family hard drive/cloud. Why should I use Clocr?	All your digital accounts and assets form a part of your 'digital estate'. While a simple solution might be to just keep a list of account credentials "in a safe place", the fact that they might have the information to access to the accounts doesn't necessarily mean that they have the legal authority to do so, especially when a website's Terms of Service do not permit a transfer of ownership. In fact, heirs could potentially be found guilty of "hacking" by trying to access a loved one's online accounts after they are gone, even if it was the individual's dying wish. Clocr ensures that all your accounts follow the Revised Uniform Fiduciary Access to Digital Assets Act (RUFADAA) of 2017. Clocr follows the RUFADAA guidelines that allow you to create a digital will that is legally-binding to keep your accounts safe now and even after you are not around.
What is a digital estate plan?	It is an estate plan for digital assets that allows you to organize your online accounts (banking, social media, emails, etc.) and then appoint a person (or people) you want to have access to your accounts after your death.
What's the difference between Clocr and other file storage platforms like DigiLocker and Google Drive?	The only similarity is that all the platforms mentioned offer a secure location to store your documents. However, Clocr offers end-to-end digital account/asset management capabilities, beneficiary allocation, legacy planning, and a proprietary security platform. You can use Clocr for personal and business purposes. Check out the "Competition" section to learn more about how Clocr is different from other cloud-based storage vendors.

Why should I trust Clocr's security?	Security is our top priority at Clocr. - We use the highest standard in network communications with 256-bit encryption and automatically encrypt your data. - We use state-of-the-art cloud providers to ensure round-the-clock on-site security. - We provide an option for subscribers to choose our **proprietary (patent-pending) "shard security"** that stores encrypted data shreds in multiple geographically located servers for additional security.
Are there specific laws for digital inheritance? RUFADAA seems to be specific to the USA. Does it apply anywhere else?	All your digital accounts and assets form a part of your 'digital estate'. While a simple solution might be just to keep a list of account credentials "in a safe place", the fact that they might have the information to access to the accounts doesn't necessarily mean that they have the legal authority to do so, especially when a website's Terms of Service do not permit a transfer of ownership. In fact, heirs could potentially be found guilty of "hacking" by trying to access a loved one's online accounts after he/she is gone, even if it was the individual's dying wish. Clocr ensures that all your accounts follow the Revised Uniform Fiduciary Access to Digital Assets Act (RUFADAA) of 2015. This is currently the most prevalent legal framework that is followed in the United States, where most large technology companies are based and are hence bound by it. It gives a clear hierarchy of instructions for how a person's digital assets are to be treated should a fiduciary seek access, which may include not only executors after death, but trustees, court-appointed guardians, and attorneys. We strongly believe that other countries will follow suite sooner than later. Clocr follows the RUFADAA guidelines that allow you to create a digital will that is legally-binding to keep your accounts safe now and even after you are not around.
What is Shard Security?	Clocr uses a proprietary (patent-pending) encryption that uses the Interplanetary File System (IPFS) and blockchain concepts. For enhanced security, your files are digitally shred, the fragments are encrypted and spread across different cloud storage locations. We call this 'Shard Security'.
I have given my will to my lawyer and family member. Why do I still need Clocr?	While it is good that you already have people with access to your will, you require additional security for your documents in case you lose the will or your loved ones may lose track of it. Additionally, you still need a way to legally pass on your digital assets. The easiest way to do this is with a digital legacy plan, which is a legacy plan for digital assets that allows you to organize your online accounts (banking, social media, emails, etc.) and then appoint a person (or people) you want to have access to your accounts after your death. Clocr's 3-step onboarding allows you to easily create a digital legacy plan and store digital copies of your important documents, contact information on who has your will, and even assign beneficiaries to access your account - all with multiple layers of protection and on one plaform.

I use password managers like LastPass , 1Password or others. They also offer emergency access to my beneficiaries. Why do I need Clocr?

It's good that you are already using password managers. We complement their services don't compete with them or provide the password rotation features. Some password managers offer emergency access to your designated deputies, however, it's not different than you handing them the passwords on a sheet of paper. This act may violate privacy laws.

Using Clocr's Digital Legacy Plan (Account Access Authorization) helps your deputies access these accounts legally (per RUFADAA guidelines). Essentially our service complements what password managers offer.

We also offer the end-to-end platform experience that provides other services that password managers do not, including storing and sharing important documents, beneficiary allocation, sending messages to loved ones at a given time, and more.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Clocr, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Clocr, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount

by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Austin, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $100,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's securities.

(l)   The Company shall provide each Major Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Clocr, Inc.

By:
Name: Apoorva Chintala
Title: Chief Executive Officer
Address: 10101 Dianella Lane, Austin, TX, 78759
Email: apoorvachintala@utexas.edu

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated _____ between Clocr, Inc., a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                                 LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

Digital Lega

0:04	Digital Legacy Planning a new and emerging market. Covid accelerated the digital transformation
0:09	People are inundated with more and more digital assets every single day
0:13	Most people don't know that they need to pass on the digital assets just like you do your physical assets
0:19	This means that you need a WILL for your digital assets
0:24	[Display name] **LV Rao** Of course, Yes. I thought about it many times, but I DON'T KNOW HOW ?
0:29	Sometimes it's not easy to pass it, because the passwords change all the time, the accounts change all the time. It's like a mess.
0:39	[Display Name] **Mark** Until I learned about Clocr, …. I actually hadn't given any thought about what to do about my digital assets.
0:46	[Display Name] **Rafael** In terms of passing any online assets, I really haven't thought about that.
1:02	We built Clocr to provide peace of mind to your family.
1:04	When my grandfather passed away, we went through an extremely tough situation, and since then, I always thought, what would I do now, if something were to happen to my parents.
1:13	I am on the road all the time. I am always worried how my family would access all my financial information, all the important information I have online.
1:20	If something were to happen to me today, I think my family would have a very hard time finding the paperwork they needed.
1:28 – 1:36	[This section can be chopped/removed if that's not a problem] They would have to go to my office and search. I don't think my family could find what they could find, not at least without a lot of hard work.
1:36	I lost both of my parents, at this point and there was a time, all I did was looking for documents and papers. It was a nightmare
1:45	Something like Clocr is perfect for family to have
1:56	The first is the Estate Plan for Digital Assets. It's extremely secure and super easy to use
2:02	The second feature is Time Capsule. We enable you to keep your legacy alive.
2:08	[Display Name] **Jordan & Otto** I just want to show you why a legacy planning platform actually matters to, because of this little guy. Because, I really care about the future and the legacy. He may not be able to remember but, Someday, he will remember me as his dad, the fun times we had together, even when he was just a little fellow.
2:27	Make your future and your kids future better and establish an emotional connection with the future generations to come.
2:36	We pivoted from just a Digital Vault to Digital Estate 12 months ago and grabbed the industry's attentention winning 8 pitching competitions just in two months.

2:45	Our vision is to make sure that your family has legal access to your digital assets and all your digital litter is properly taken care of.
2:56	We work hard all our lives to provide better things in our life . What's more important than PROTECTING our family?
3:09	Join us in our mission to protect families worldwide.